8/19

02049389

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metro Cash & Carry Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 30 2002
P THOMSON FINANCIAL

FILE NO. 82- 4279   FISCAL YEAR 4-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 8/22/02

evolution

Metro Cash and Carry Limited

Annual Report 2002

The Metro group of companies conducts business in eighteen countries as distributors of groceries and fast moving consumer goods, including liquor

Stakeholders

Ensure long term profitability for the benefit of all stakeholders

Provide shareholders with an acceptable return on their investment

Provide our people with merit based reward, stimulating productivity and self improvement through training and development

The theory of evolution states that species evolve by means of a process of natural selection involving the ***survival of the fittest and a gradual adaptation*** *of animals* ***to survive in changed circumstances*** *or habitats.*

(Charles Darwin)

reversal of conditions

Business

Satisfy customer requirements through superior service and the supply of quality products at competitive prices

Support our suppliers by routing their products throughout our distribution network

Improve operational efficiencies throughout the group and thereby establishing a winning culture and image

Be constructive in the development of the social and economic futures of

1 Financial highlights
2 Financial trends
3 Salient features
3 Short term objectives met
4 Metro milestones
5 Group at a glance
6 Mission
6 Directorate
8 Chairman's and chief executive's statement
14 Divisional reviews
20 Corporate social investment
21 Corporate governance
22 Value added statement
23 Five year review
24 Annual financial statements
60 Analysis of shareholders
60 Shareholders' diary
61 Notice to members
62 Administration
63 Form of proxy

Evolution

Australia

Turnover R29 billion + 40%*

Segment result R586 million + 38%

Cash generated by operating activities R680 million



*Continuing operations

Southern Africa

Turnover R11 billion + 14%*

Segment result R207 million + 20%

Cash generated by operating activities R283 million



*Continuing operations

Rest of Africa

Turnover R2.6 billion + 31%

Segment result R89 million + 55%

Cash generated by operating activities R70 million



Following a profitable course

Metro Cash and Carry growth pattern depicted over five years

Revenue* – *R billions*



50
40
30
20
10
0
10.9
28.7
29.5
32.9
43.1
1998
1999
2000
2001
2002

*Continuing operations

Operating income before exceptional items – *R millions*



750
600
450
300
150
0
321
442
584
394
695
1998
1999
2000
2001
2002

Cash generated by operations – *R millions*



1 250
1 000
750
500
250
0
142
433
128
302
1 050
1998
1999
2000
2001
2002

Net interest bearing debt to capital employed – %



300
240
180
120
60
0
0
276
146
113
78
1998
1999
2000
2001
2002

Salient features

	2002	2001*	% improvement
Revenue (R000)▲	**43 089 541**	32 923 650	30.9
Operating income before depreciation and interest (R000)	**1 115 567**	791 948	40.9
Operating income before interest (R000)	**899 725**	607 478	48.1
Income before taxation and exceptional items (R000)	**694 819**	394 138	76.3
Percentage to revenue (%)	**1.6**	1.2	33.3
Net cash generated by operations (R000)	**1 049 935**	302 132	247.5
Headline earnings per share (cents)	**20.2**	5.2	288.5
Net interest bearing debt to capital employed (%)◆	**77.9**	113.4	31.3

** Restated for deconsolidation of Zimbabwe operation as it operates under severe long term restrictions*

▲ Continuing operations

◆ Shareholders' equity plus outside shareholders' interest

Short term objectives met . . .

- Consolidate strengths and improve margins ✓
- Reduce costs and maximise productivity ✓
- Decrease debt level ✓
- Maintain major shareholding in Australia ✓
- Dispose of Israeli interests ✓

Metro Milestones

- [illegible]
- 1974 – First Metro in Swaziland
- 1975 – [illegible]
- 1976 – Metro moves into Botswana
- [illegible]
- 1986 – Group enters Portugal
- 1986 – [illegible]



IGA
IGA Independent Grocers of Austr
1974
1975
1976
1982
1986

- 1989 – Hong Kong established
- [illegible]
- 1993 – First Metro established in Israel
- [illegible]
- 1994 – Metsef merger – Botswana operations bolstered by increased critical mass
- [illegible]
- 1997 – Metro opens first store in Kenya
- [illegible]
- 1998 – Acquisition of Australian subsidiary

- 1998 – First Metro opens in Zambia
- 1998 – Operations begin in Angola
- 2000 – Group restructured in line with long term strategy
- 2002 – Strategic objectives yield improved cash flow, profitability and lower gearing


1991
1993
1993
1994
1995
1997
1998
1998
1998
1998
2000
2002
Turnover
R10.9 billion
Turnover
R43.0 billion





Group at a glance

Metro Cash and Carry Limited

63.8% → **Metcash Trading Limited, Australasia**

- IGA Distribution
- Campbells Cash & Carry
- Australian Liquor Marketers

100% → **Metcash S.A. Limited**

- Cash & Carry
  - Metro & Trador
  - Trade Centre
- Distribution and franchise operations
- Unitrade buying group
- Metcorp Trading export division

100% → **Metcash Africa (Proprietary) Limited**

- Cash & Carry
- Retail stores

A confident, experienced management team ...

1. FREDERIK VAN ZYL SLABBERT*▲
(62)
Independent non-executive chairman

2. CARLOS DOS SANTOS
(58) CA(SA)
Group chief executive

3. JOHN GRAINGER
(52)
Chief executive – Metcash Africa (Proprietary) Limited

4. BERNARD HALE
(46) Th.B
Group information systems

5. BRIAN JOSEPH
(58) Dip Law
Group merchandise

6. DORON KASHUV♦
(55)
Executive director

7. LEKGAU MATHABATHE
(77) BA, Dip Teaching
Public affairs

8. ROY McALPINE*
(61) BSc, CA
Independent non-executive director

9. HILTON MER
(44) BCom, LLB
Chief executive – Metcash S.A. Limited

10. GAVIN PIETERSE▲
(42)
Independent non-executive director

11. ANDREW REITZER
(48) BCom, MBL
Chief executive – Metcash Trading Limited, Australasia

12. GERALD RUBENSTEIN*
(68) BProc
Independent non-executive director

13. DUDLEY RUBIN
(58) CA(SA), HDip BDP, MBA
Group Finance

14. SHEPHERD SHONHIWA▲
(48) MBA, Hon.B.Admin, Dip.Soc.Sc, Dip. HR Management
Independent non-executive director

15. RONNIE TAUROG
(57) BCom, LLB (cum laude)
Group corporate strategy

*Audit committee member
▲Remuneration committee member
♦Israeli

Mission

To be the leading distributor
of fast moving consumer goods



11
3
4
13
14
6
1
5
2
12
10
8
9
7
15



Past year successful in every respect with all objectives met or exceeded. With strong cash flows, all fundamentals are in place for the group to produce substantially improved results for the coming year



A GOOD YEAR

The past year was most successful for the group in every respect. All our objectives were met, or exceeded, putting the group firmly on track to full profitability, and returning shareholder value and confidence. The directors are delighted.

In our report last year, following a period of poor results and harsh criticism, we laid out our battle plans for the year ahead. These included a period of consolidation, drastic restructuring of our South African operations, the disposal of the majority of our Israeli interests, and a full review of our corporate governance practices.

In meeting all our expectations, tough as they may have seemed at the time, these results are a full vindication of our strategies, and a huge tribute to our management teams.

Metro is invigorated, high on morale and eager to embrace all challenges ahead.

The year's highlights included –

- another strong performance from our Australian subsidiary, Metcash Trading Limited. The conversion of Franklins outlets to IGA franchise stores, and the addition of the Foodworks Supermarkets chain to its growing customer base gave a considerable boost to the company, consolidating its position as one of the three major players in the Australian grocery retail market. The management and operations team has moulded into one of the strongest in Australia. With the full benefits of the Franklins stores and Foodworks deals due in the coming year, the company is poised to enhance profits. At the same time, we are capitalising on this success as a springboard for exploring expansion opportunities in Asia;



Carlos dos Santos
Group chief executive

Frederik van Zyl Slabbert
Group chairman

- the repurchase by the Australian subsidiary of 40 million of its preference shares, and the purchase of additional ordinary shares in that company, which enabled the group to consolidate its control by securing a 64% interest;
- completion of the major rationalisation of the South African operations. This has already paid dividends, with the company trading strongly in the second half of the financial year. Metcash S.A. is now well positioned to show even better growth in both turnover and profit in the coming year;
- another strong performance from Metcash Africa which saw trading profit increase by 25%. Negotiations are well advanced for expansion into other countries;
- all divisions were cash flow positive for the year;
- the successful exit from the major investments in Israel. This was achieved through the sale of the group's stake in Clubmarket Marketing Chains, a supermarket chain, for US$28 million in cash, and the subsequent sale of the smaller New-Pharm chain for US$4 million. This has left the group with full ownership of Mashbir Foods, a small wholesaling operation, which it intends retaining for strategic purposes, and an interest in the April Cosmetics chain, which it intends selling;
- strengthening of the balance sheet through a dramatic reduction in long term borrowings by A$128 million, a reduction of the debt:equity ratio from 113% to 78%, and an improvement of R237 million in cash resources.

Another strong performance from our Australian subsidiary

The rationalised South African operations are already showing enhanced performance








25%
6%
1%
68%

Turnover*


9%
6%
22%
63%

Operating income*


7%
10%
22%
61%

Total assets

**Continuing operations*

- ☐ *Australia*
- ☐ *Southern Africa*
- ☐ *Rest of Africa*
- ☐ *Hong Kong and Corporate*

Financial highlights

Operating income before depreciation and interest was R1.1 billion – the first time the group has breached the R1 billion barrier.

Turnover surged 31% to R43 billion. Attributable income of R460 million represented a R743 million turnaround over the previous year.

Headline earnings per share leapt 293% to 20.2 cents, despite the diluting effect of last year's rights issue (some 385 million shares).

Total assets increased to R9.8 billion.

Great people

We are filled with admiration for our people. Last year we spoke of their devotion in the face of frequent criticism of the group, and the poor economic conditions in many of our trading areas. They can all feel extremely proud of what they have achieved in restoring pride, profits and positive prospects to South Africa's largest industrial company in terms of turnover. The board of directors owes an immense debt of

	2002 R000	2001 R000	% change
Revenue from continuing operations	**43 089 541**	32 923 650 *	31
Operating income before depreciation and interest	**1 115 567**	791 948 *	41
Income before taxation and exceptional items	**694 819**	394 138 *	76
Income/(loss) after taxation	**628 862**	(150 203)*	
Income/(loss) attributable to ordinary shareholders	**460 472**	(282 583)*	
Headline earnings per share (cents)	**20.23**	5.15 *	293
Total assets	**9 844 466**	7 853 913	
Cash generated by operating activities	**787 560**	(128 707)	

**Excludes Zimbabwe operation*


INDEPENDENT GROCERS OF AUSTRALIA
IGA
TO 290
S OF AU

gratitude to our three chief executives, Andrew Reitzer in Australia, Hilton Mer in South Africa and John Grainger in the Rest of Africa, and their teams, for their achievements. They are not the kind to rest on their laurels and, we are confident, will take the group to even greater heights in the year ahead.

Our commitment to empowerment and affirmative action in South Africa is evidenced by the degree to which previously disadvantaged people are employed at all levels throughout the group as well as by the resources that have been deployed in the training of employees and management candidates.

The group now employs 15 956 people worldwide.

At the cutting edge of information technology

The group is committed to ensuring that its information technology remains up-to-date and contributes to improved profitability. Initiatives for the new year include improving efficiencies in IGA Distribution through the use of voice picking, new goods receiving mechanisms and upgrading of core software. In addition, a data warehouse solution will be implemented in all business pillars. During the past year, the group's various businesses focused their IT strategies on three major initiatives –

- *improve customer service* – systems implemented include the provision of an Internet-based customer ordering facility for Australia Liquor Marketers ("ALM"),

All divisions cash flow positive for the year

Despite an exceptionally difficult trading and political environment, the African division was still able to achieve admirable turnover and profitability gains









an enhanced "Put to Light" order fulfilment process for Campbells Cash & Carry, systems for Unitrade Management Services and the conversion and integration of a number of new retail customers for IGA Distribution;

- *improve management control* – investments made in systems to improve the inventory replenishment process and receivables management in Metcash S.A. are expected to substantially improve working capital management. In addition, the implementation of the data warehouse solution for ALM and its customers has provided management with improved information regarding inventory levels, margins, customer and product performance. The replacement of a number of diverse financial systems with one common solution for Metcash Australasia has improved management controls in this area;
- *improve operational efficiencies* – initiatives to maximise group synergies have resulted in the development of a common cash and carry solution for the company. This system is currently under trial and will be implemented throughout the group. Other initiatives to improve efficiencies include the implementation of an imaging solution for Metcash Australasia and the upgrading of core software to newer versions throughout the group.

Corporate governance and social investment

The group is very focused on corporate governance and social investment issues, details of which are contained elsewhere in this report.

Appreciation

We have already spoken of the wonderful contribution from our people in putting the group back on its feet. However, we have not forgotten the contribution from our many suppliers. May they get their just rewards as we prosper together.



We also thank our fellow directors, both executive and non-executive, whose wise counsel and support were a source of comfort.

A bright outlook

The group has established a strong platform for future growth. The Australian subsidiary is firing on all cylinders, and the best is yet to come as the full benefits of the Franklins stores conversion flow through. The Foodworks and recently announced Foodways deals will add considerably to turnover and profitability.

The full benefits of the South African rationalisation will be felt in the coming year, while improved margins and the inclusion of the Hong Kong operation's figures will boost that division's turnover and profitability.

New markets will help the continuing success of the Rest of Africa operations.

The current margin is just over 1.6%, and the group is relentlessly targeting a return to the 2.5% level.

With strong cash flows, all the fundamentals are in place for the group to produce substantially improved results for the coming year.

Frederik van Zyl Slabbert
Group chairman

Carlos dos Santos
Group chief executive

Metro is targeting a return to 2.5% margin

METCASH TRADING LIMITED, AUSTRALASIA





▲ AUSTRALIAN OPERATIONS

Andrew Reitzer

Chief executive – Metcash Trading Limited, Australasia


IGA

This division, which employs 4 151 people, operates IGA retail distribution centres, liquor distribution and cash and carry stores throughout Australia and liquor distribution in New Zealand.


68%

Turnover*


63%

Operating income*


61%

Total assets

**Continuing operations*

Review

All three business units produced spectacular results for the year, with after tax profit up 76.4%, profit before tax up 33.6%, sales up 13.9% and dividend payments up from 1.5 cents to 5.0 cents.

These results reflect the successful implementation of the strategies introduced over the past few years, with a sharp focus on cost containment and an expansion of the customer base.

Another highlight was the stong cash flow from trading operations, which allowed the company to reduce borrowings by A$60 million.

IGA Distribution

Strong marketing, an improvement in retail standards and an aggressive store development programme resulted in increased consumer awareness in the IGA brand, and a sales growth of 22%. IGA Distribution's retailers now hold the number three position in Australia, with national market share having grown by 2% to 14.4% during the year.

Management's strategy of building income at a greater rate than volume increases while reducing costs and shrinkage, resulted in earnings before interest and tax rising by 39.5% on the previous year.

Subsequent to the year end, IGA Distribution successfully negotiated a ten year supply contract with Foodworks Supermarkets, a banner which has retail sales of about A$450 million, and which was previously supplied by the opposition.

This development enables IGA Distribution to have a second parallel retail brand,

Financial highlights

	2002 A$000	2001 A$000	% change
Turnover	**5 769 379**	5 062 814 *	14
Earnings before interest, tax, amortisation and abnormals	**117 481**	93 985	25
Inventory	**281 494**	292 501	(4)
Accounts receivable	**501 393**	557 542	(10)
Accounts payable	**682 553**	656 123	4
Cash generated by operating activities	**136 024**	2 750	

**Excludes John Lewis*

(Currency conversion rates – refer note 19)


Fresh
Everyday

which will provide further growth and address the problem of IGA's many site clashes in some retail areas.

Campbells Cash & Carry

Sales at the 38 cash and carry branches and four convenience store distribution branches grew by 7.4%.

During the year an aggressive strategy was implemented to gain a greater share of the confectionery purchases of the 72 000 small retail and hospitality customers this business serves.

While confectionery sales grew by 25% in the regions in which the strategy was implemented, the allied cost led to a drop in earnings. However, positive returns were restored towards the end of the year.

Campbells Cash & Carry also made significant strides in building a Lucky 7 banner for its smaller retail outlets, as well as increasing the membership of its Collective Buying Group to 950 members.

Australian Liquor Marketers

Sales grew by 5.4% in an otherwise flat market, while earnings before interest and tax were A$28.8 million against last year's A$27.3 million.

ALM continued to make improvements in lowering costs and reducing shrinkage, while maintaining customer service levels at a high standard.

Strong marketing programmes during the year saw sales of on-premise customers grow as the swing from beer and spirits to the ready-to-drink category continued. The division also upgraded and rebranded its on-premise marketing arm, "Harbottle On-Premise", to better meet the needs of the restaurants, pubs and clubs they serve, and to achieve a greater share of their liquor purchases.

Prospects

With the solid foundation laid over the past years, Metcash Australasia expects further growth and that the three business pillars will continue to benefit from a number of key initiatives and business strategies.

Strong marketing programmes will further build the company's brands while an aggressive retail store development programme will lead to expansion and upgrading of customers' retail outlets.

The planned expansion of the business into the Asia-Pacific region will also be a key driver to future growth.

All three business units produced spectacular results and strong cash flow

METCASH S.A. LIMITED





▲ SOUTHERN AFRICAN OPERATIONS

Hilton Mer

Chief executive – Metcash S.A. Limited



SOUTH AFRICA, NAMIBIA, LESOTHO AND SWAZILAND

This division is the historical core business of the group, with 145 cash and carry operations trading as Metro and Trador, distributing groceries and related consumer goods to the trade. It also operates twelve Trade Centre hyper wholesale stores, offering a broad range of goods, including general merchandise. Forty-two liquor outlets are sited throughout the division's trading area. Five distribution centres (including a chilled and frozen perishable goods facility) provide a broad customer base with additional services of delivery, salespeople and credit facilities. Five Stax outlets provide retail shopping for electronic, household and other consumer durables. In addition, more than 3 000 independent traders are subscribed to the various franchised and banner identities run by the company.



25%

Turnover*



22%

Operating income*



22%

Total assets

**Continuing operations*

Review

This division has undergone a major restructuring. All the remedial measures identified at the beginning of the financial year were implemented, leading to a gratifying financial performance and a strong return of morale and enthusiasm among all our employees.

The measures included the reduction of overhead expenses, the retrenchment of more than 900 people, the rationalisation of cash and carry stores, distribution centres and liquor stores, and the flattening and streamlining of management structures. These efforts have been supported by the introduction of a centralised inventory management and replenishment system, known as E3, which is being installed throughout the operations.

The renewed drive in the company is reflected in the fact that AC Nielsen figures showed a 2.6% market share gain in the cash and carry wholesale businesses, and a 0.5% gain in the fast moving consumer goods industry.

Metro and Trador Cash and Carry

Despite the closure of 16 stores during the year, the remaining 145 cash and carry and 42 liquor outlets showed meaningful sales growth and a positive swing in bottom line growth.

Trade Centre

The twelfth store in this group was opened in Namibia. Additional

Financial highlights

	2002 R000	2001 R000	% change
Turnover	**10 977 069**	10 095 768	9
Continuing operations	**10 977 069**	9 649 096	14
Operating income before exceptional items	**206 484**	172 083	20
Inventory	**1 003 941**	1 001 406	—
Accounts receivable	**663 958**	726 290	(9)
Accounts payable	**1 159 501**	1 185 996	(2)
Cash generated by operating activities	**282 767**	83 805	237


LIP-ICE
Win
Panado

Metcash TRADE CENTRE Lucky 7 FAMILY FAVORITE friendly UMS

value-added departments, including fruit and vegetable sections, were added to this store, and to the Hillfox outlet near Johannesburg. Further store openings are being investigated.

Distribution Centre

Two of these large centres were closed during the year as part of the rationalisation strategy. Improved efficiencies and logistics capabilities enabled the remaining five outlets to trade successfully. Capital Tobacco, with three warehouses, again turned in a sturdy performance.

The franchise division has been restructured and relaunched under one "Friendly" umbrella brand with three tiers – *Friendly Supermarket* – fully fledged supermarkets, *Friendly Everyday* – smaller supermarkets, and *Friendly Shoppe* – local convenience stores.

Metcorp Trading

The general merchandise export business showed strong growth, and the Hong Kong trading operation will, in future, be incorporated as part of this division.

Unitrade Management Services ("UMS")

This division, which was launched in October 2001, offers a buying service for independent operators in the fast moving

and Food Town are two of the brand names used by members.

The response to the concept has been excellent, and membership is expected to increase significantly in the coming year.

Stax

With greater focus on cost management and margin improvements, the five stores, all in the Johannesburg area, significantly improved their performance over the prior year.

People

Training, both internally and externally with customers, has always been a key cornerstone for the company.

Metcash S.A. has played a prominent role in developments at the Sectoral Educational Training Authority, and is now a government-accredited skills provider – one of the few companies in South Africa to be so recognised.

Both our Employment Equity and Workplace Skills Plans have met all relevant government legislation criteria.

Prospects

With the firm foundations laid in the past year and new initiatives in the pipeline, the company is confident of continuing

Remedial measures led to a gratifying financial performance and strong return of morale among employees

METCASH AFRICA (PROPRIETARY) LIMITED



▲ REST OF AFRICA

John Grainger
Chief executive –
Metcash Africa (Proprietary) Limited





The African division operates 261 cash and carry and retail stores in eight countries outside the common monetary area. It employs 4 957 people, with 756 Lucky 7 and symbol group members. It also has a franchise operation in Madagascar.



6%

Turnover*



9%

Operating income*



7%

Total assets

**Continuing operations*

Review

Against a backdrop of political and economic turmoil in Zimbabwe, fluctuating currency rates and general instability in the southern African region, this division – which is the number one player in four countries – once again recorded a strong profit improvement. There were continuous all-round operational efficiencies, and success in the roll out of a low-cost store model in various countries.

Botswana

Metro celebrated 25 years of trading in Botswana in November 2001 with a highly successful year (turnover exceeded Pula 1 billion for the first time) and a huge promotional campaign. Two new cash and carry stores were opened in Thamaga and Tutume, while two further stores in Molepolole and Pilane were increased in size by 50%. Several new developments are being considered.

While the outlook for the new year remains positive, the introduction of VAT on 1 July 2002 and the increasing levels of competition may impact on current levels of sales and profitability.

Kenya

A third store was opened in Eldoret in September 2001, and trading improved across the board. Another new store is scheduled to open this year.

Zambia

In the first half of the year, business was buoyant, with the company meeting its targets. However, in the second half, the economy took a sharp dive due to the cumulative effect of elections, a shortage of basic products, the withdrawal of a large mining group, and a government

Financial highlights

	2002 R000	2001* R000	% change
Turnover	**2 599 953**	1 979 653	31
Operating income before exceptional items	**89 005**	57 267	55
Inventory	**303 798**	246 865	23
Accounts receivable	**85 528**	58 155	47
Accounts payable	**314 478**	241 431	30
Cash generated by operating activities	**70 005**	102 285	(32)

**Excludes Zimbabwe operation*


TRADE
9
TRADE

order for companies in the trading sector to increase salaries by 33.3%.

Consequently, the company closed twelve stores – nine Kwiksave and three McConnell & Company outlets. It is currently re-evaluating its strategies in the country.

Malawi

This operation performed well despite this being Malawi's toughest trading year in the last decade. A famine, the insecurity in Zimbabwe and unscrupulous traders cashing in on the parallel exchange rate, added to the country's economic woes.

In a repositioning exercise, nineteen smaller stores were closed and fourteen new ones opened in better locations. Included in the openings was a 3 000 m^2 cash and carry store in Blantyre. The company now trades through 109 retail and 72 wholesale outlets.

A small chain of fast food outlets, trading as Kwikfoods, was launched and due to their immediate success, the company is considering further rapid development of this concept.

Mozambique

The one store in Maputo performed satisfactorily. No immediate expansion is planned.

Zimbabwe

Jaggers performed extremely well, despite the ongoing political uncertainty, stock shortages of basic commodities and the introduction of price controls.

No new stores were opened during the year, but the relocation of the Gweru store has proved extremely successful.

Uganda

Uganda had a successful year and showed both significant sales and bottom line improvements. Several new stores are planned for the year ahead, as is the launch of the Kwikfoods concept.

Prospects

Several new projects are under investigation – including an entry into Angola – and should reach fruition during the year. These developments, along with improvements and expansion in the existing business units, should ensure the continued growth and profitability of the division. However, much will depend on general political and economic stability, and the performance of the Rand.

Results reflect continuous all-round operational efficiencies and success in the roll out of a low cost store model in various countries

Our people

Underpinning everything that Metro does are its employees in various countries throughout the world.

Drawn from all sectors of the communities, people are selected and promoted on merit and each employee is treated as an individual whose right to collective bargaining through established trade unions is recognised and respected.

Management encourages free-flowing, two-way communication with its people through informal discussions, bulletin boards and focused staff publications.

Structured and practical in-house training programmes, study grants, bursaries, productivity incentives and loyalty rewards are in place to encourage the development of each and every employee.

Education and ongoing training are high priorities. These efforts include protégé programmes which seek to identify people for management positions, an accelerated development course to enable employees to further their studies at tertiary educational institutions, computer courses and external executive and management development programmes.

The group has played a prominent role in developments at the Sectoral Educational Training Authority ("SETA") in South Africa and is now accredited as an internal and external skills provider. The group has registered two learnerships with SETA, one internally for protégés and the other for twenty external learners with tertiary education skills.

Annually, a substantial number of employees attend a variety of courses. In addition, the group contributes towards housing and retirement benefits and provides all employees with equity participation through share as well as structured profit incentive schemes.

The group is committed to its policy of providing equal opportunity to all employees as well as to the upliftment of disadvantaged communities. To this end, the group is well advanced in meeting all requirements of the Employment Equity and Skills Development Acts, and is proud of the success achieved with the policy of training and appointing employees from within. This policy, developed from management's philosophy over many years, has resulted in a reasonably representative proportion of management appointments from disadvantaged communities.

The community

Metro's objective is to ensure that it plays a responsible and constructive role in the social and environmental affairs and development of the various communities within which the group conducts business.

As regards its operations in various African countries in particular, Metro has made, and continues to make, a considerable contribution to economic empowerment.

The group has continuing involvement in community projects such as crèches, old aged homes, business incubation centres, educational and health institutions, and school feeding schemes. In addition, the group actively supports various institutions involved with the mentally and physically disabled, orphanages and general welfare.

In a proactive effort towards the re-establishment of a peaceful, crime-free environment in South Africa, Metro has for a number of years involved itself as a patron in the Business Against Crime movement.

Our customers

The group champions independent traders in all the countries in which it operates. It is thanks to Metro's establishment of voluntary and formal franchise chains commencing at spaza store level, coupled with its training programmes in subjects ranging from bookkeeping to basic business principles and store layout, plus its buying power and support functions, that so many independent traders today have a growth path and the status, security and prosperity they deserve.

HIV/AIDS awareness

Metro remains acutely conscious of the threat to the Southern African region, its various communities and economies resulting from HIV/AIDS and is actively involved in the development and implementation of appropriate awareness programmes and health projects in this regard.

The environment

Metro actively supports initiatives relating to the protection and preservation of the environment and cognisance of these issues is taken in the selection of trading sites and the general conduct of business in the countries in which the group operates.

The group is fully committed to the principles contained in the code of Corporate Practices and Conduct as set out in the King Report II ("the code"), and to the implementation of the code into the group's corporate governance policies.

Code of ethics

All employees are required to maintain the highest ethical standards in ensuring that business practices are conducted in a manner which, in all reasonable circumstances, is above reproach. The group's code of ethics is benchmarked against best practices. Consequently, effective mechanisms of employee protection are in place which promote internal control policing and incentives for transparent communication. Appropriate steps are taken to ensure that senior employees are restricted from buying and selling shares in listed group companies during sensitive periods, which periods begin 1 October and 1 April of each year and end with the publication of the interim and final profit announcements, respectively.

Board of directors

Metro has a non-executive chairman and four other non-executive directors. The composition of the main board is detailed on page 6 of this report. The group follows a decentralised approach with regard to the day-to-day running of its operations and meetings of the various executive committees and boards are held at regular intervals, but not less than once per quarter. The board defines levels of responsibilities and authorities, thus ensuring that the process of delegation to management is effective and transparent. Succession planning has been formalised and is reviewed on a regular basis. The directors may, if necessary, take independent professional advice. No director has a fixed period service contract and the directors are subject to retirement by rotation in terms of the company's articles of association.

Directors' responsibilities for financial reporting

The directors are ultimately responsible for the preparation of the annual financial statements and related financial information that fairly present the state of affairs and the results of the group and of the company. The external auditors are responsible for independently auditing and reporting on these annual financial statements in conformity with South African Statements of Generally Accepted Accounting Practice.

Suitable accounting policies consistently applied and supported by reasonable and prudent judgments and estimates have been used in the preparation of the financial statements.

Remuneration committee

The remuneration committee comprises three non-executive directors. The group chief executive attends the meetings of this committee. All meetings are chaired by a non-executive director. The committee reviews and approves the remuneration and terms of employment of main board executive directors. It also recommends the fees that should be paid to non-executive directors. In addition, all operating subsidiaries have similarly constituted remuneration committees.

Audit committee

The audit committee comprises three non-executive directors. The group chief executive and group financial director attend the meetings of this committee. All meetings are chaired by a non-executive director. The committee meets twice annually with management, internal auditors and the independent auditors to review the annual financial statements and accounting policies, as well as the effectiveness of the internal control systems. In addition, all operating subsidiaries have similarly constituted audit committees.

Internal controls, internal audit and risk management

The group employs internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for its assets. These controls and systems are based on established organisational structures, policies and procedures and are implemented, monitored and maintained by trained personnel with appropriate segregation of duties, authority and reporting lines. Advanced computer hardware and software technologies are extensively employed.

The internal audit department, which reports to the chief executive, performs an independent examination and evaluation of the group's activities and resultant business risks.

The internal auditors issue regular reports on their activities which are made available to the external auditors.

Formal risk management committees, which report to the board, have been appointed in the Australian and South African subsidiaries and a similar committee is in the process of being established in respect of the African operations.

Management reporting

Comprehensive management reporting disciplines are employed within the group, including the preparation of formal annual budgets by all operating units. These budgets are approved by the board of directors and actual results attained are compared with these on a monthly basis, as well as with results of the previous year.

The code

In addition to the foregoing, the following aspects of the code are in the process of implementation and/or review –

- appointment of directors' nominations committee;
- orientation and training programme for new directors;
- disaster management planning;
- a comprehensive code of conduct and ethics.

Going concern

The annual financial statements and group annual financial statements set out on pages 25 to 59 have been prepared on the going concern basis, since the directors have every reason to believe that the group has adequate resources with which to continue in operation for the foreseeable future.

Value added statement
for the year ended 30 April 2002

	2002 R000	Value added %	2001* R000	Value added %
CREATION OF WEALTH				
Group turnover	**43 054 358**		34 591 675	
Cost of merchandise and expenses net of sundry income	**39 860 998**		31 890 117	
Loss for year	**—**		282 583	
Value added	**3 193 360**		2 418 975	
DISTRIBUTION OF WEALTH				
To employees – salaries and benefits	**1 895 042**	**59.3**	1 647 158	68.1
To government – taxation	**248 978**	**7.8**	99 645	4.1
To government – VAT settlement	**—**	**—**	141 982	5.9
To providers of capital				
Interest on borrowings	**194 906**	**6.1**	213 340	8.8
Outside shareholders	**168 390**	**5.3**	132 380	5.5
To maintain and expand the group				
Depreciation	**225 842**	**7.1**	184 470	7.6
Retained income	**460 472**	**14.4**	—	—
	3 193 630	**100.0**	2 418 975	100.0

**Restated for deconsolidation of Zimbabwe operation*

DISTRIBUTION OF WEALTH



7.8%
11.4%
59.3%
21.5%
To employees
To government
To providers of capital
To maintain and expand the group
10.0%
14.3%
68.1%
7.6%

2002

2001

Five year review
for the year ended 30 April 2002

R000	Compound annual growth %	2002	2001*	2000**	1999	1998
INCOME STATEMENT						
Revenue – continuing operations	40.9	**43 089 541**	32 923 650	29 463 761	28 710 291	10 924 317
Operating income before depreciation and interest		**1 115 567**	791 948	903 383	703 235	362 208
Depreciation		**(225 842)**	(184 470)	(194 467)	(154 158)	(60 610)
Operating income before interest		**889 725**	607 478	708 916	549 077	301 598
Interest (paid)/received		**(194 906)**	(213 340)	(124 880)	(107 132)	19 681
Operating income before taxation	21.3	**694 819**	394 138	584 036	441 945	321 279
Taxation		**(248 978)**	(99 645)	(152 959)	(128 857)	(102 167)
Minorities		**(168 390)**	(132 380)	(92 183)	(58 268)	(18 192)
Exceptional items		**183 021**	(444 696)	—	—	—
Attributable income for the year	23.0	**460 472**	(282 583)	338 894	254 820	200 920
BALANCE SHEET						
Non-current assets		**2 231 685**	1 581 429	1 889 057	2 405 652	871 289
Bank balances and cash		**808 415**	307 562	405 103	193 198	103 590
Other current assets		**6 804 366**	5 964 922	5 236 524	4 098 808	1 590 577
Total assets		**9 844 466**	7 853 913	7 530 684	6 697 658	2 565 456
Interest bearing debt		**2 166 639**	1 888 635	1 967 815	1 825 125	—
Other liabilities and provisions		**5 934 346**	4 571 532	4 489 462	4 281 745	1 585 491
Total liabilities		**8 100 985**	6 460 167	6 457 277	6 106 870	1 585 491
Net assets		**1 743 481**	1 393 746	1 073 407	590 788	979 965
Shareholders' equity	9.5	**1 301 016**	1 088 930	855 320	1 193 926	904 800
Minority interests		**442 465**	304 816	218 087	372 011	75 165
Premium on acquisition of subsidiaries		**—**	—	—	(975 149)	—
Capital employed		**1 743 481**	1 393 746	1 073 407	590 788	979 965
CASH FLOW STATEMENT						
Cash generated by operations	66.9	**1 049 935**	302 132	128 489	432 556	141 771
Net cash flows from operating activities		**787 560**	(128 707)	(139 782)	200 873	23 243
Net capital expenditure		**127**	(190 566)	(121 331)	(99 711)	(158 625)
Net cash flows from investing activities		**93 855**	68 513	107 600	(1 855 209)	(420 419)
Net cash flows from financing activities		**(644 605)**	179 739	168 972	1 843 655	26 231
Increase/(decrease) in cash resources		**236 937**	(71 021)	15 459	89 608	(529 570)
PERFORMANCE (CENTS PER SHARE)						
Headline earnings		**20.2**	5.2	31.5	26.0	20.8
Attributable income/(loss)		**27.2**	(21.0)	28.5	26.3	21.5
Net asset value		**76.2**	64.6	68.6	115.8	95.8
Dividends		**—**	—	11.5	10.0	8.7
SHARE STATISTICS						
Total number of shares (million)		**1 707.8**	1 685.8	1 246.6	1 031.1	944 2
Weighted number of shares (million)		**1 693.2**	1 347.8	1 188.1	968.3	935.3
Market price (cents per share)						
at 30 April		**230**	116	511	510	560
highest		**270**	545	735	615	580
lowest		**92**	95	400	185	360
Market capitalisation (million)		**3 927.9**	1 955.5	6 370.1	5 258.6	5 287.5
RETURNS AND PRODUCTIVITY						
Income before tax and exceptional items to revenue (%)		**1.6**	1.2	2.0	1.5	2.9
Revenue per employee (R000)	33.8	**2 701**	1 815	1 724	1 261	843
SOLVENCY AND LIQUIDITY						
Net interest cover – continuing (times)		**4.8**	3.1	6.3	6.6	—
Net interest bearing debt to capital employed (%)		**77.9**	113.4	145.6	276.2	—
Net interest bearing debt to total assets (%)		**13.8**	20.1	20.8	24.4	—
Net cash flow generated by operations to interest bearing debt (%)		**48.5**	16.0	6.5	23.7	—
OTHER STATISTICS						
Number of employees		**15 956**	18 139	19 203	22 775	12 953
Number of stores		**508**	707	703	583	367

**Income statement restated for deconsolidation of Zimbabwe operation*

***Income statement restated for the change in the basis of accounting for the investment in Israel*

Annual financial statements

25 Approval of annual financial statements

25 Certificate by group company secretary

26 Report of the independent auditors

27 Accounting policies

30 Directors' report

31 Directors' emoluments

31 Directors' shareholdings

32 Segmental report

34 Group income statement

35 Group balance sheet

36 Group cash flow statement

37 Group statement of changes in shareholders' equity

38 Notes to the annual financial statements

54 Company income statement

54 Company balance sheet

55 Company cash flow statement

55 Company statement of changes in shareholders' equity

56 Notes to the company annual financial statements

58 Interest in subsidiary companies

59 Interest in trading managed associated companies

59 Interest in associated company

59 Information relating to the Metro Share Incentive Schemes

Approval of annual financial statements

The annual financial statements set out in this report have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice. They incorporate full and responsible disclosure and are based on appropriate accounting policies which have been consistently applied except as shown in note 23 and which are supported by reasonable and prudent judgments and estimates.

The annual financial statements and group annual financial statements set out on pages 25 to 59 were approved by the board of directors on 23 July 2002.

Dr F van Zyl Slabbert

Group chairman

C S dos Santos

Group chief executive

Certificate by group company secretary

In my capacity as group company secretary, I hereby confirm, in terms of the Companies Act, 1973, as amended, that, for the year ended 30 April 2002, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that all such returns are true, correct and up to date.

P M Gishen (Miss)

Group company secretary

Johannesburg

23 July 2002

Report of the independent auditors

To the members of

Metro Cash and Carry Limited

We have audited the annual financial statements and group annual financial statements set out on pages 25 to 59. *These financial statements are the responsibility of the company's directors. Our responsibility is to express an* opinion on these financial statements.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes –

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion these financial statements fairly present, in all material respects, the financial position of the company and the group at 30 April 2002 and the results of their operations, cash flow information and changes in equity for the year then ended, in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

Ernst + Young

Ernst & Young
Chartered Accountants (SA)

Johannesburg
23 July 2002

Accounting policies
for the year ended 30 April 2002

The financial statements for the group and the company set out on pages 25 to 59 are prepared on the historical cost basis and incorporate the following principal accounting policies, which conform with South African Statements of Generally Accepted Accounting Practice. The accounting policies are consistent with those applied in the previous year, except as shown in note 23.

BASIS OF CONSOLIDATION

The consolidated financial statements include those of the company, its subsidiaries and trading managed associated companies. The results of any subsidiary acquired or disposed of are included from the effective dates of control and up to the date of relinquishment of control.

Trading managed associated companies are consolidated. These are long term investments where the interests of the group are sufficiently material to enable it, with the consent of all shareholders, to exercise management control over the financial and operating policies of the companies concerned.

Unrealised income arising from transactions within the group and inter-company balances and transactions have been eliminated.

The carrying values of subsidiaries, which are carried at cost, are compared with their attributable net asset values or market values, on an annual basis, and in the event of impairment, are written down to their recoverable amounts.

ASSOCIATED COMPANIES

The equity method is used to account for investments in associated companies. These are long term investments where the interests of the group are sufficiently material to enable it to exercise significant influence over the financial and operating policies of the investee companies concerned.

INVESTMENTS

The company carries its investments at cost.

The carrying values of investments are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, investments are written down to their recoverable amounts.

FOREIGN CURRENCIES

Foreign currency transactions are recorded at the exchange rates ruling on the transaction date. The related monetary assets and liabilities at the year end are converted at the rates of exchange ruling at the balance sheet date.

The group has investments in foreign subsidiaries and trading managed associated companies which are classified as foreign entities. The financial statements of these companies are translated for incorporation into the group financial statements on the following basis –

- monetary and non-monetary assets and liabilities at closing rates;
- income statement items at average rates for the year;
- equity, other than income statement items, at historical rates; and
- the resulting exchange differences are taken directly to a foreign currency translation reserve which is included with non-distributable reserves.

Goodwill adjustments arising on the acquisition of a foreign entity are treated as an asset of the acquiring company and are recorded at the exchange rate at the date of the transaction.

Goodwill arising in the foreign entity is treated as an asset of that entity and is recorded at the closing rate.

DEFERRED TAXATION

Deferred taxation is provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts on the balance sheet. Current tax rates are used to determine the deferred tax balance.

Deferred tax assets relating to assessed losses and deductible temporary differences carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

TANGIBLE ASSETS

Land and buildings constitute investment property and are stated at cost less any accumulated depreciation and any accumulated impairment losses. Buildings and leasehold property are depreciated over their expected useful lives, not exceeding fifty years, using the straight line basis, commencing from the time the asset is held ready for use.

Other tangible assets are stated at cost and depreciated on the straight line basis at rates estimated to write each asset down to residual value over the term of its useful life. The rates applied vary between 15% and 20% per annum.

The carrying values of tangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, tangible assets are written down to their recoverable amounts.

INVENTORIES

Inventories comprise merchandise for resale and are valued at the lower of cost determined on a first-in-first-out basis and net realisable value.

INTANGIBLE ASSETS

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the identifiable net assets at date of acquisition. Goodwill is amortised on a straight line basis over the lesser of its effective economic life and twenty years. Negative goodwill, being the excess of the attributable fair value of the identifiable net assets over the purchase consideration that represents anticipated losses, is amortised over the expected period of the losses. The excess thereafter, up to the value of non-monetary assets, is amortised. Any further excess is recognised immediately. All amortisation is charged or credited against the income statement.

Trademarks and liquor licences are stated at cost. Amortisation is provided on a straight line basis to write off each trademark or liquor licence over the term of its estimated useful life.

The carrying values of intangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, intangible assets are written down to their recoverable amounts.

FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities recognised on the balance sheet include cash and cash equivalents, investments, accounts receivable, loans receivable, accounts payable and borrowings.

The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short term deposits with an original maturity of twelve months or less.

For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and the current portion of the long term interest bearing borrowings.

Trade and other receivables

Trade receivables, which generally have seven to thirty day terms, are recognised and carried at original invoice value less an allowance for doubtful amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement.

REVENUE RECOGNITION

The majority of the group's revenue comprises sales on a conventional distribution and cash and carry basis. Revenue is recognised when the significant risks and rewards of ownership have been transferred and when revenue and costs can be measured reliably and future benefits are probable.

Interest income is recognised utilising the effective rate in the instrument.

Dividends are recognised when the right to receive payment is established, except for those from Zimbabwe which are recognised when the cash is received.

COST OF SALES

Cost of sales includes the cost of merchandise and all overheads appropriate to the distribution of fast moving consumer goods.

LEASES

Finance leases, which transfer to the group substantially all the risk and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

RETIREMENT AND POST-RETIREMENT BENEFITS

The group operates two defined contribution schemes, a superannuation fund and a medical benefit fund in respect of healthcare.

The group has also agreed to provide certain post-retirement healthcare benefits to employees in South Africa. These benefits are unfunded and fully provided.

The cost of providing benefits is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

The cost of providing benefits under the defined contribution plans is expensed when incurred.

EMPLOYEE SHARE INCENTIVE SCHEMES

The group has employee share incentive schemes in place for the benefit of employees. These schemes provide employees with shares and non-transferable options and rights in the company and certain subsidiaries.

To the extent that it is material, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

BORROWING COSTS

Finance costs are written off through the income statement as incurred and are recognised at the effective interest rate of the financial liability.

PROVISIONS

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

CAPITALISATION SHARE AWARDS AND CASH DIVIDENDS

Upon declaration of a capitalisation award, the attributable value of the shares concerned is transferred from distributable reserves to stated capital account and recorded in the statement of changes in equity.

Cash dividends and the related secondary tax on companies charges are recognised in the income statement in the year of declaration.

The directors have pleasure in submitting their report together with the annual financial statements of the group and the company for the year ended 30 April 2002.

NATURE OF BUSINESS

The company is an investment holding company. The subsidiaries and trading managed associated companies and associated company are engaged in the distribution of groceries and other fast moving consumer goods.

FINANCIAL RESULTS

The results of operations for the year are set out in the income statements.

SUBSIDIARIES AND TRADING MANAGED ASSOCIATED COMPANIES

Details are provided in the annexures on pages 58 and 59.

During the year under review the group acquired an additional 28 570 267 shares in Metcash Trading Limited, Australasia. Following the conversion of the preference shares in that company to ordinary shares, the group's effective interest reduced from 72.9% to 63.8%.

The attributable interest of the company in the aggregate profits and losses after taxation of the subsidiaries and trading managed associated companies is as follows –

	2002 R000	2001* R000
Profits	**509 311**	116 384
Losses	**(48 839)**	(398 967)

**Restated for deconsolidation of Zimbabwe operation*

DIVIDENDS

No dividends were declared in respect of the financial year ended 30 April 2002 (2001 : Nil).

DIRECTORATE AND SECRETARY

Details of the directorate and secretary in office at the year end and at the date of this report are set out on pages 6 and 62.

There were no changes to the board during the financial year nor have any changes occurred between the end of the financial year and the date of this report.

In accordance with the company's articles of association, Messrs J L Grainger, B Joseph, D Kashuv, L M Mathabathe and G B Rubenstein retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

SHARE INCENTIVE SCHEMES

Information relating to the share incentive schemes is set out in note 20 and on page 59.

HOLDING COMPANY

The company has no holding company.

SPECIAL RESOLUTIONS

No special resolutions were proposed or passed during the year under review.

SHARE CAPITAL

There were no changes to the authorised share capital during the year under review. The issued share capital of the company was increased by the issue of 21 916 001 shares on 7 January 2002 in terms of a capitalisation award. In accordance with the announcement on 5 June 2002, 34 155 241 shares are to be issued on 8 July 2002 in terms of a capitalisation award.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

No material fact or circumstance has occurred between the end of the financial year and the date of this report.

Directors' emoluments

for the year ended 30 April 2002

The remuneration committee assesses the appropriateness of the nature and amounts of emoluments of the executive directors with the overall objective of deriving maximum shareholder benefit from the retention of a high quality board and executive team.

Paid by subsidiary companies	Fees R000	Salary R000	Bonus R000	Retirement and medical benefit R000	Total 2002 R000
Non-executive					
Dr F van Zyl Slabbert – Chairman	291				291
J R McAlpine	45				45
G H Pieterse	45				45
G B Rubenstein	45				45
S O Shonhiwa	45				45
Executive					
C S dos Santos – Chief executive		2 351		296	2 647
J L Grainger		1 039	306	163	1 508
B J Hale		1 222		162	1 384
B Joseph		1 151		164	1 315
D Kashuv		1 040		560	1 600
L M Mathabathe		758		20	778
H Mer		1 394		198	1 592
A Reitzer*		3 988	1 060	165	5 213
V D Rubin		1 169		155	1 324
R D Taurog		1 159		152	1 311
	471	15 271	1 366	2 035	19 143
2001	135	10 716	506	1 366	12 723

**Option grants allocated during the year by Metcash Trading Limited, Australasia over 1 700 000 shares in that company valued at R12 070 000. The options are exercisable over a long term period subject to achievement of specified targets.*

Directors' shareholdings

at 30 April 2002

All beneficial interests	2002 Direct	2002 Indirect	2001 Direct	2001 Indirect
Dr F van Zyl Slabbert	—	—	—	—
C S dos Santos*	2 020 139	13 834 635	1 994 215	13 775 894
J L Grainger	1 427 126	—	1 279 331	—
B J Hale	1 113 766	—	1 266 142	—
B Joseph	1 127 127	—	1 279 331	—
D Kashuv	—	—	—	—
J R McAlpine	—	911 700	—	1 800 000
L M Mathabathe	1 240 691	—	336 786	—
H Mer*	1 520 650	—	1 371 654	—
G H Pieterse	—	—	—	—
A Reitzer*	187 045	—	184 646	—
G B Rubenstein*	133 604	—	131 890	—
V D Rubin*	1 169 882	406	1 321 538	401
S O Shonhiwa	—	—	—	—
R D Taurog*	1 891 262	—	1 856 803	—
	11 831 292	14 746 741	11 022 336	15 576 295

**In addition to the shareholdings reflected above, in terms of a third party transaction, these directors have a call option over 12 770 307 shares at a strike price of R1.30 fluctuating in accordance with a pre-determined formula. Certain other group executives also participate in this transaction.*

Between the end of the financial year and the date of this report, the only change to the shareholdings reflected above resulted from the capitalisati

R000	Australia	Southern Africa	Rest of Africa	Hong Kong & Corporate	Total
			2002		
Turnover to customers	29 047 610	10 977 069	2 599 953	429 726	43 054 358
Dividends received					5 949
Interest received					29 234
Total revenue					43 089 541
Segment result – continuing operations	586 200	206 484	89 005	60 908	942 597
Amortisation of goodwill arising on consolidation	(23 122)			(20 100)	(43 222)
Exceptional items					183 021
Income from associated company	2 070				2 070
Interest paid					(194 906)
Interest received					29 234
Loss – discontinued operations					(40 954)
Income before taxation					877 840
Total depreciation and amortisation of tangible and intangible assets	121 001	62 730	17 518	24 593	225 842
Total assets	5 983 438	2 207 041	629 260	1 024 727	9 844 466
Total liabilities	5 170 674	1 381 058	326 531	1 222 722	8 100 985
Capital expenditure	28 915	62 741	8 690	577	100 923
Segment return on turnover (%)	2.0	1.9	3.4	N/A	2.2

Geographic segments

The economic entity operates predominantly in Australia, Southern Africa, Africa and Hong Kong.

Business segments

The entity operates in only one business segment, namely, the sale and distribution of groceries and fast moving consumer goods.

R000	Australia	Southern Africa	Rest of Africa	Hong Kong & Corporate	Total
			2001*		
Turnover to customers	22 279 541	10 095 768	1 979 653	236 713	34 591 675
Dividends received					4 188
Interest received					23 763
Total revenue					34 619 626
Segment result – continuing operations	423 779	172 083	57 267	16 606	669 735
Amortisation of goodwill arising on consolidation	(21 033)			(4 880)	(25 913)
Exceptional items					(444 696)
Income from associated company	1 457				1 457
Interest paid					(213 340)
Interest received					23 763
Loss – discontinued operations					(61 564)
Loss before taxation					(50 558)
Total depreciation and amortisation of tangible and intangible assets	101 579	65 174	12 615	5 102	184 470
Total assets	4 442 733	2 257 114	522 246	631 820	7 853 913
Total liabilities	3 890 858	1 236 142	268 404	1 064 763	6 460 167
Capital expenditure	75 329	119 589	29 164	—	224 082
Segment return on turnover (%)	1.9	1.7	2.9	N/A	1.9

**The income statement has been restated for deconsolidation of Zimbabwe operation*

Group income statement
for the year ended 30 April 2002

R000	Note	2002	2001*	2001
Revenue	1	**43 089 541**	34 619 626	35 656 103
Continuing operations		**43 089 541**	32 923 650	33 960 127
Discontinued operations and store closures	2	**—**	1 695 976	1 695 976
Operating costs		**(42 199 816)**	(34 012 148)	(34 997 112)
Cost of sales		**(41 376 427)**	(33 488 817)	(34 441 785)
Administration, human resource and information systems costs		**(597 547)**	(338 861)	(366 160)
Depreciation of tangible and intangible assets		**(225 842)**	(184 470)	(189 167)
Operating income before interest paid	3	**889 725**	607 478	658 991
Continuing operations		**930 679**	669 042	720 555
Discontinued operations and store closures	2	**(40 954)**	(61 564)	(61 564)
Interest paid		**(194 906)**	(213 340)	(213 340)
Operating income before exceptional items		**694 819**	394 138	445 651
Exceptional items before taxation	4	**183 021**	(444 696)	(444 696)
Income before taxation		**877 840**	(50 558)	955
Taxation	5	**(248 978)**	(99 645)	(115 615)
Income/(loss) after taxation		**628 862**	(150 203)	(114 660)
Income attributable to outside shareholders of subsidiaries and trading managed associated companies		**(168 390)**	(132 380)	(132 380)
Retained income/(loss) for the year		**460 472**	(282 583)	(247 040)
		Cents	Cents	Cents
Earnings/(loss) per share	7	**27.2**	(21.0)	(18.3)
Headline earnings per share	7	**20.2**	5.2	7.8

**Restated for deconsolidation of Zimbabwe operation*

Group balance sheet
at 30 April 2002

R000	Note	2002	2001
ASSETS			
Non-current assets		**2 231 685**	1 581 429
Tangible assets	8	**1 090 165**	876 747
Intangible assets	8	**835 722**	325 959
Investments and loans	9	**161 560**	159 651
Deferred taxation	10	**144 238**	219 072
Current assets		**7 612 781**	6 272 484
Inventories	11	**2 919 095**	2 583 925
Accounts receivable		**3 885 271**	3 380 997
Bank balances and cash	22.5	**808 415**	307 562
Total assets		**9 844 466**	7 853 913
EQUITY AND LIABILITIES			
Shareholders' equity		**1 301 016**	1 088 930
Stated capital	12	**1 481 922**	1 431 517
Reserves	13	**(180 906)**	(342 587)
Outside shareholders' interest	14	**442 465**	304 816
Non-current liabilities		**1 647 928**	1 684 003
Deferred taxation	10	**5 054**	6 787
Interest bearing liabilities	15	**1 642 874**	1 677 216
Current liabilities		**6 453 057**	4 776 164
Accounts payable		**5 431 102**	4 259 783
Provisions	16	**411 476**	255 586
Taxation		**86 714**	49 376
Interest bearing liabilities	15	**523 765**	211 419
Total equity and liabilities		**9 844 466**	7 853 913
Net asset value per share (cents)		**76.2**	64.6

Group cash flow statement
for the year ended 30 April 2002

R000	Note	2002	2001
Net cash generated by operations	22.1	**1 049 935**	302 132
Investment income		**35 183**	30 199
Cash generated by operating activities		**1 085 118**	332 331
Value Added Tax settlement costs		**—**	(141 982)
Finance costs		**(194 906)**	(213 340)
Taxation paid	22.2	**(102 652)**	(62 410)
Dividends paid		**—**	(43 306)
Net cash flows from operating activities		**787 560**	(128 707)
Investment to maintain operations		**564 524**	(118 138)
Additions to and replacement of tangible and intangible assets		**(100 923)**	(224 082)
Proceeds on disposal of tangible and intangible assets		**101 050**	33 516
Proceeds on disposal of businesses	22.3	**564 397**	69 357
Proceeds on disposal of investments		**—**	3 071
Investment to expand operations		**(470 542)**	(3 915)
Loans receivable advanced		**—**	1 415
Acquisition of additional shares in subsidiary company		**(470 542)**	(5 330)
Cash flows from financing activities		**(644 605)**	179 739
Net proceeds of share issues		**33 924**	457 394
Non-current liabilities raised		**412 150**	—
Non-current liabilities repaid		**(1 029 314)**	(196 519)
Payments to outside shareholders		**(61 365)**	(81 136)
Net increase/(decrease) in cash resources		**236 937**	(71 021)
Change in net cash resources			
Balance at beginning of year		**147 068**	218 089
Deconsolidation of Zimbabwe operation	22.4	**(15 763)**	—
Balance at beginning of year – restated		**131 305**	218 089
Net increase/(decrease)		**236 937**	(71 021)
Balance at end of year	22.5	**368 242**	147 068

Group statement of changes in shareholders' equity
for the year ended 30 April 2002

	Number of ordinary shares 000	Ordinary stated capital R000	Non-distributable reserves R000	Distributable reserves R000	Capital and reserves R000
Balance – April 2001 as reported	1 685 846	1 431 517	(357 969)	15 382	1 088 930
Prior year adjustment for employee benefits (see note 20)	—	—	—	(116 512)	(116 512)
Balance – April 2001 restated	1 685 846	1 431 517	(357 969)	(101 130)	972 418
Income for year	—	—	—	460 472	460 472
Transfer to/(from) distributable reserves	—	—	2 070	(2 070)	—
Foreign currency translation reserve	—	—	(122 261)	—	(122 261)
Share issue expenses	—	(170)	—	—	(170)
Disposal of joint venture	—	—	(9 443)	—	(9 443)
Capitalisation award	21 916	50 575	—	(50 575)	—
Balance – April 2002	**1 707 762**	**1 481 922**	**(487 603)**	**306 697**	**1 301 016**
Balance – April 2000 as reported	**1 246 626**	**798 332**	**(242 103)**	**299 091**	**855 320**
Change in accounting policy	—	—	9 443	(9 443)	—
Balance – April 2000 restated	1 246 626	798 332	(232 660)	289 648	855 320
Loss for year	—	—	—	(247 040)	(247 040)
Transfer to/(from) distributable reserves	—	—	1 457	(1 457)	—
Foreign currency translation reserve	—	—	(126 766)	—	(126 766)
Issue of ordinary shares – for cash	364 104	473 336	—	—	473 336
Issue of ordinary shares – non-cash	52 108	150 022	—	—	150 022
Share issue expenses	—	(15 942)	—	—	(15 942)
Capitalisation award	23 008	25 769	—	(25 769)	—
Balance – April 2001 as reported	**1 685 846**	**1 431 517**	**(357 969)**	**15 382**	**1 088 930**

R000	2002	2001*	2001
1. REVENUE			
Turnover comprises net sales to customers and excludes inter-group sales, value added and general sales taxes			
Revenue includes turnover, interest received and dividends received			
Turnover	**43 054 358**	34 591 675	35 625 872
Interest received	**29 234**	23 763	30 199
Dividends received	**5 949**	4 188	32
Revenue	**43 089 541**	34 619 626	35 656 103
2. DISCONTINUED OPERATIONS AND STORE CLOSURES			
Revenue from discontinued operations in Australia	—	1 287 738	1 287 738
Revenue from stores closed in South Africa	—	408 238	408 238
Revenue from discontinued operations and store closures	—	1 695 976	1 695 976
The results of these operations were as follows –			
Costs associated with stores closed in South Africa	**(40 954)**	(12 427)	(12 427)
Costs associated with exit from retail operations in Australia	—	(83 687)	(83 687)
Loss on discontinued wholesale/retail operations	**(40 954)**	(96 114)	(96 114)
John Lewis Food Services			
Revenue	—	1 287 738	1 287 738
Expenses	—	(1 316 711)	(1 316 711)
Operating loss	—	(28 973)	(28 973)
Profit on sale of business	—	63 523	63 523
Profit on discontinued Australian food service business	—	34 550	34 550
Operating loss from discontinued operations and store closures	**(40 954)**	(61 564)	(61 564)
Taxation	**12 286**	18 469	18 469
Outside shareholders' interest	—	13 980	13 980
Net loss from discontinued operations and store closures	**(28 668)**	(29 115)	(29 115)

**Restated for deconsolidation of Zimbabwe operation*

R000	2002	2001*	2001
3. OPERATING INCOME BEFORE INTEREST PAID			
Operating income before interest paid has been determined after taking into account the following –			
Income			
Share of income of associated company	**2 070**	1 457	1 457
Surplus on disposal of tangible assets	**2 680**	262	262
Charges			
Auditors' remuneration	**9 445**	7 487	8 273
Audit fees	**8 174**	7 341	8 127
Consulting fees	**1 198**	114	114
Expenses	**73**	32	32
Depreciation of tangible assets and amortisation of intangible assets	**225 842**	184 470	189 167
Operating loss from discontinued operations and store closures	**40 954**	61 564	61 564
Operating lease costs	**381 130**	371 257	381 389
Premises	**370 158**	370 458	380 590
Equipment	**10 972**	799	799
Retirement fund contributions	**98 709**	87 356	90 291
Salaries and benefits	**1 895 042**	1 647 158	1 756 064

**Restated for deconsolidation of Zimbabwe operation*

R000	2002 Before taxation	2002 Taxation	2002 Net
4. EXCEPTIONAL ITEMS			
Profit on sale of investment in Israeli operations previously written off	244 894	—	244 894
Adjustment arising from purchase by a subsidiary of its preference shares and conversion of the remainder to ordinary shares	(38 139)	—	(38 139)
Carrying value of Zimbabwe operation written off	(19 407)	—	(19 407)
Impairment in carrying value of Zambian operations	(4 327)	—	(4 327)
	183 021	—	183 021

No amounts are attributable to outside shareholders

	2001 Before taxation	2001 Taxation	2001 Net
Provision against recoverability of loans to Employee Share Incentive Trusts	(235 778)	—	(235 778)
Amount paid to South African Revenue Service in respect of VAT settlement	(141 982)	28 446	(113 536)
Investment in Israeli operations written off	(66 936)	—	(66 936)
	(444 696)	28 446	(416 250)

No amounts are attributable to outside shareholders

R000	2002	2001*	2001
5. TAXATION			
South African tax	**68 010**	(14 379)	(14 379)
Normal tax	**69 743**	(4 519)	(4 519)
Current	**45 949**	14 770	14 770
Under/(over) provision prior year	**23 794**	(19 289)	(19 289)
Secondary tax on companies	—	5 289	5 289
Deferred taxation	**(1 733)**	(15 149)	(15 149)
Foreign normal tax	**180 968**	114 024	129 994
Current	**25 412**	33 426	49 396
Under provision prior years	**3 076**	7 289	7 289
Deferred taxation	**152 480**	73 309	73 309
	248 978	99 645	115 615
Estimated tax losses			
At beginning of year	**96 071**	66 863	66 863
Additional losses during year	**17 132**	29 208	29 208
At end of year	**113 203**	96 071	96 071
Reconciliation of tax rate			
Tax at standard rate	**263 352**	(15 167)	286
Adjusted for –			
Net under/(over) provisions prior years	**26 870**	(6 711)	(6 711)
Foreign tax rate differential	**(12 061)**	16 126	16 126
Permanent differences	**(29 183)**	105 397	105 914
Tax charge	**248 978**	99 645	115 615

**Restated for deconsolidation of Zimbabwe operation*

R000	2002	2001*	2001
6. CAPITALISATION AWARD			
Interim capitalisation award on 4 January 2002 in the ratio of 1.3 shares for every 100 shares held (2001: 1.8 shares for every 100 shares held)	**50 575**	25 769	25 769
7. EARNINGS/(LOSS) PER SHARE	**Cents**	Cents	Cents
Headline earnings per share	**20.2**	5.2	7.8
Earnings/(loss) per share	**27.2**	(21.0)	(18.3)
The calculations of earnings per share are based on the earnings and headline earnings figures reflected below and on the weighted average number of shares in issue during the year	**1 693 151 333**	1 347 755 581	1 347 755 581
	R000	R000	R000
Determination of headline earnings			
Earnings/(loss) for the year	**460 472**	(282 583)	(247 040)
Profit on sale of investment in Israeli operations	**(244 894)**	—	—
Adjustment arising from purchase by a subsidiary of its preference shares and conversion of the remainder to ordinary shares	**38 139**	—	—
Carrying value of Zimbabwe operation written off	**19 407**	—	—
Impairment in carrying value of Zambian operations	**4 327**	—	—
Net loss on disposal of businesses and stores in subsidiaries	**28 668**	29 115	29 115
Amortisation of goodwill net of outside shareholders	**36 325**	20 219	20 219
Provision against the recoverability of loans to employee share incentive trusts	—	235 778	235 778
Investment in Israeli operations written off	—	66 936	66 936
Headline earnings	**342 444**	69 465	105 008

**Restated for deconsolidation of Zimbabwe operation*

8. TANGIBLE AND INTANGIBLE ASSETS

R000	Land and buildings	Fixtures, fittings, vehicles and equipment	Total tangible assets	Total intangible assets
2002				
Balance at beginning of year				
Cost	244 935	1 034 971	1 279 906	422 093
Accumulated depreciation	—	403 159	403 159	96 134
Net book value	244 935	631 812	876 747	325 959
Current year movements				
Additions	18 922	82 001	100 923	488 627
Capitalised software development costs	—	122 740	122 740	—
Transfer from other assets	57 105	28 218	85 323	—
Disposals	(86 388)	(11 982)	(98 370)	—
Foreign currency translation reserve	73 760	106 555	180 315	69 465
Depreciation/amortisation	—	(177 513)	(177 513)	(48 329)
Balance at end of year	308 334	781 831	1 090 165	835 722
Made up as follows –				
Assets at cost	308 334	1 454 130	1 762 464	993 281
Accumulated depreciation	—	672 299	672 299	157 559
Net book value	308 334	781 831	1 090 165	835 722
2001				
Balance at beginning of year				
Cost	251 429	1 172 454	1 423 883	390 564
Accumulated depreciation	—	456 714	456 714	69 996
Net book value	251 429	715 740	967 169	320 568
Current year movements				
Additions	4 143	190 179	194 322	29 760
Disposals	(25 808)	(133 094)	(158 902)	—
Foreign currency translation reserve	15 171	22 016	37 187	1 769
Depreciation/amortisation	—	(163 029)	(163 029)	(26 138)
Balance at end of year	244 935	631 812	876 747	325 959
Made up as follows –				
Assets at cost	244 935	1 034 971	1 279 906	422 093
Accumulated depreciation	—	403 159	403 159	96 134
Net book value	244 935	631 812	876 747	325 959

A register containing the details of land and buildings required by paragraph 22(3) of schedule 4 of the Companies Act is available for inspection at the registered office of the company. The open market value of the land and buildings as determined by the directors is at least equal to the cost thereof.

R000	2002	2001
9. INVESTMENTS AND LOANS		
Listed		
Shares at cost	103	74
Unlisted		
Shares at cost less impairment	1 282	1 033
Investment in associated company	5 044	3 413
Shares at cost	3 393	3 588
Share of post-acquisition income	1 651	(175)
Prior year	(175)	40
Share of current income after taxation	2 070	1 457
Dividend received	(1 305)	(1 672)
Foreign currency translation reserve	1 061	—
Employee share incentive trust loans net of provision against recoverability	155 131	155 131
The loans are interest free and repayment is directly correlated to the terms and conditions of issues of shares to employees		
	161 560	159 651
Market value of listed investments	161	74
Directors' valuation of unlisted investments	1 282	1 033
Directors' valuation of investment in associated company	5 044	3 413
Summarised information of the associated company is as follows –	3 711	2 946
Non-current assets	2 393	1 735
Current assets	5 845	4 692
Non-current liabilities	(11)	(77)
Current liabilities	(4 516)	(3 404)
Summarised information of the Zimbabwe operation at year end is as follows –		
Cost of investment	111 833	111 833
Goodwill arising on acquisition	79 786	79 786
Tangible assets	7 025	22 549
Net current assets	31 981	48 578
Net income after taxation – current year	28 429	40 178
Dividends received – current year	5 949	4 188
Post-acquisition reserves at year end	37 604	15 124

R000	2002	2001
10. DEFERRED TAXATION		
Future income tax benefit in subsidiaries		
At beginning of year	**219 072**	268 795
Charge against income statement	**(152 480)**	(73 309)
Currency translation and other adjustments relating to foreign subsidiaries	**27 712**	31 484
Disposal of subsidiaries	**—**	(7 898)
At end of year	**94 304**	219 072
Provision for employee benefits		
Charge against retained income	**49 934**	—
At end of year	**49 934**	—
Deferred tax asset	**144 238**	219 072
Comprising –		
Provisions	**49 934**	—
Deductible temporary differences	**36 269**	8 657
Tax losses carried forward	**58 035**	210 415
	144 238	219 072
Deferred tax liability		
At beginning of year	**6 787**	21 936
Charge against income statement	**(1 733)**	(15 149)
At end of year	**5 054**	6 787
Comprising –		
Tangible assets	**5 054**	970
Intangible assets and other	**—**	5 817
	5 054	6 787
Losses arising in subsidiary companies are considered to be of a temporary nature since taxable profits will be available against which the temporary differences can be utilised in the future		
11. INVENTORIES		
Merchandise for resale	**2 919 095**	2 583 925
Valued in accordance with the accounting policies on page 27, no inventory is valued at net realisable value		

R000	2002	2001
12. STATED CAPITAL		
Authorised		
2 000 000 000 ordinary shares of no par value (2001: 2 000 000 000)		
Issued		
1 707 762 018 ordinary shares of no par value (2001: 1 685 846 211)		
Balance at beginning of year	**1 431 517**	798 332
Issued during the year	**50 575**	649 127
	1 482 092	1 447 459
Share issue expenses	**(170)**	(15 942)
Balance at end of year	**1 481 922**	1 431 517
The unissued shares are under the control of the directors until the forthcoming annual general meeting		
13. RESERVES		
Non-distributable reserves		
Capital redemption reserve fund	**250**	250
Foreign currency translation reserve	**(491 420)**	(369 159)
Balance at beginning of year	**(369 159)**	(242 393)
Arising during year	**(122 261)**	(126 766)
Equity accounted income of associated company	**3 567**	10 940
Balance at beginning of year	**10 940**	9 483
Disposal of joint venture	**(9 443)**	—
Transfer from distributable reserves	**2 070**	1 457
	(487 603)	(357 969)
Distributable reserve		
Retained income	**306 697**	15 382
Balance at beginning of year	**15 382**	289 648
Retained income/(loss) for year	**460 472**	(247 040)
Prior year adjustment for employee benefits	**(116 512)**	—
Transfer to non-distributable reserves	**(2 070)**	(1 457)
Capitalisation award	**(50 575)**	(25 769)
	(180 906)	(342 587)

R000	2002	2001

14. OUTSIDE SHAREHOLDERS' INTEREST

Equity	**410 297**	293 582
Capital loans	**32 168**	11 234
	442 465	304 816

15. INTEREST BEARING LIABILITIES

Non-current		
Loan totalling A$160 million (2001: A$220 million) representing borrowings in terms of a formal securitisation programme in the Australian subsidiary, secured by that company's accounts receivables to the extent of R2.043 billion (2001: R1.518 billion)	**915 888**	893 772
Interest is payable at approximately 5% (2001: 6%) per annum fluctuating in accordance with the Australian Commercial Paper Published Interest Rate. The loan has no finite term and is not expected to be repaid in the ordinary course of business in the coming financial year		
Syndicated loan totalling A$157 million (2001: A$193 million) for the balance of the purchase price of the investment in Australia, secured by a pledge of the shares in that company and bearing interest at approximately 6.8% (2001: 7%) per annum fluctuating with the London Interbank Offered Rate. The loan matures on 28 February 2003	**898 715**	783 444
	1 814 603	1 677 216
Less amount shown as a current liability	**(171 729)**	—
	1 642 874	1 677 216
Current		
Bank borrowings	**268 444**	160 494
Current portion of securitised loan	**171 729**	—
Lease liability	**83 592**	50 925
	523 765	211 419

Lease liabilities have an average term of four years and are secured over assets with a carrying value of R92.4 million (2001: R49.7 million)

The profile of bank borrowings is as follows –

Country	**Currency**	**Measurement currency (000)**			
		2002	2001		
Zambia	Kwacha	**152 489**	—	**415**	—
Uganda	Shilling	**1 781 463**	1 931 976	**10 786**	8 346
Kenya	Shilling	**59 992**	9 289	**8 357**	954
Jersey	US$	**6 959**	9 799	**73 895**	78 194
South Africa	Rand	**174 991**	73 000	**174 991**	73 000
				268 444	160 494

R000	2002	2001
16. PROVISIONS		
Balance at beginning of year	**255 586**	282 875
On adoption of AC116 (refer note 20)	**166 446**	—
Arising during year	**56 940**	11 500
Utilised during year	**(67 496)**	(38 789)
Balance at end of year	**411 476**	255 586
Make up as follows –		
Employee benefits	**335 138**	141 752
Lease, business exit costs and other	**76 338**	113 834
	411 476	255 586
17. CAPITAL COMMITMENTS		
Commitments in respect of capital expenditure		
Approved by the directors		
Contracted	**12 509**	11 998
Not contracted	—	—
This expenditure will be financed from existing business operations		
Commitments under non-cancellable operating leases	**2 304 836**	3 634 037
Within one year	**226 339**	442 805
Between two and five years	**1 029 467**	1 547 579
More than five years	**1 049 030**	1 643 653
18. CONTINGENT LIABILITIES		
Guarantees to third parties by a subsidiary in respect of loans to customers	**8 930**	11 871
Obligations by a subsidiary to buy back inventory and acquire plant and equipment under certain circumstances	**17 654**	19 472
Legal claims relating to the closure of certain stores in a subsidiary	**286**	10 920
	26 870	42 263

19. FINANCIAL INSTRUMENTS

Fair value

The directors consider the carrying values of all financial instruments to approximate their fair values, other than in regard to the interest free loans, the fair values of which cannot be determined.

Credit risk

Accounts receivable

The group is exposed to credit risk in relation to accounts receivable which comprise trade debtors. This risk is managed through formal procedures for the granting of credit. There are no significant concentrations of credit or counterparty risk in this balance. The provision for doubtful debts is reviewed regularly.

Cash resources

The group maintains a formal treasury department which manages and monitors daily funding requirements and foreign currency exposure. Surplus funds are always invested with first rate banking institutions.

Foreign currency risk

The group enters into forward exchange contracts to cover certain material foreign exchange purchases in order to manage its foreign currency exposure. Material foreign exchange contracts at 30 April 2002 are summarised below –

	Maturity date	Amount US$000
Merchandise	May 2002	3 000
Computer software	August 2003	435
		3 435

Foreign exchange gains or losses relate primarily to translation of foreign entities and are recognised in the foreign currency translation reserve.

There have been no material realised foreign exchange gains or losses during the year.

Group currency profile

Rand equivalent values of amounts translated from foreign currencies

	ZAR		A$		Other foreign currencies		Total R000	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Accounts receivable	**706 975**	848 551	**3 019 116**	2 430 113	**159 180**	102 333	**3 885 271**	3 380 997
Net cash resources	**(183 207)**	24 530	**477 727**	71 367	**73 722**	51 171	**368 242**	147 068
Accounts payable and provisions	**1 320 740**	1 008 802	**4 075 959**	2 965 011	**445 879**	541 556	**5 842 578**	4 515 369
Interest bearing non-current liabilities	**—**	—	**1 642 874**	1 677 216	**—**	—	**1 642 874**	1 677 216

The Australian figures have been converted from Australian Dollars to Rand on the following basis –

- Income and expenditure items at R5.0000 = A$1 (2001: R4.0818)
- Assets and liabilities at R5.7243 = A$1 (2001: R4.0626)

Interest rate risk

As part of the process of managing the group's interest rate risk, interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to anticipated movements in interest rates with preference given to variable rates.

Funds on call earn interest at prevailing market call rates. Interest payable on bank borrowings fluctuates in accordance with prime bank lending rate.

Liquidity risk

The group has minimised its liquidity risk by ensuring that it has adequate banking facilities and reserve borrowing capacity.

20. EMPLOYEE BENEFITS

The group provides retirement benefits through contributions to various retirement and superannuation funds.

South African operations contribute to the Metro group retirement funds, comprising a defined contribution pension fund and a defined contribution provident fund which are not required to be actuarially valued. These funds are registered under and governed by the Pension Funds Act, 1956, as amended, and the majority of South African employees are members of these funds, other than the SACCAWU members who belong to a national industry defined contribution provident fund. Certain other employees are required by legislation to be members of various other funds.

The Australian operation contributes to the Jewel Superannuation Fund, a defined benefit retirement plan.

At the end of the year the following significant schemes/funds were in existence –

- Metro Group Retirement Fund
- Metro Executive Provident Fund
- MetroCare Medical Scheme ("MetroCare")
- Jewel Superannuation Fund
- Employee share option and incentive schemes

Defined contribution funds

Membership of each fund at 31 December 2001 and employer contributions for each fund for the financial year under review, were as follows –

	Number of employees	Contributions R000
Metro Group Retirement Fund	2 386	11 515
Metro Executive Provident Fund	30	2 408

Retirement benefit costs are expensed through the income statement as incurred.

Medical aid scheme

MetroCare operates as a medical benefit fund and is a restricted membership scheme. The group bears a portion of the cost of contributions of members and retired members which is expensed through the income statement as incurred. The scheme is not funded by any of the group's assets.

Actuarial valuations of MetroCare were carried out by an independent firm of consulting actuaries at 31 December 2000 and 31 December 2001, the scheme's financial year end. The projected unit credit method has been used to determine the present value of the accrued post-retirement benefit obligation at the valuation date.

On the basis of current practice, the actuarially determined present value of post-retirement medical benefits at 31 December 2001 of R86 million (2000: R90 million) is included in provisions (note 16). The present value of the unfunded obligation will be determined by an actuarial valuation every three years and an estimate will be made in accordance with similar principles in the interceding years.

At 31 December 2001 MetroCare had 3 265 members (2000: 3 914).

Jewel Superannuation Fund

The accrued benefit for the Jewel Superannuation Fund, together with the plan assets at net market value at the date of the most recently available balance sheet reflected a net surplus of A$200 million (2001: A$518 million). The net surplus for the current year is based on an estimate provided by the fund administrators while the prior year number is based on an actuarial assessment at 31 March 2001.

Employee share option and incentive schemes

In Australia, an employee option scheme has been established in terms of which employees have been granted options over the ordinary shares of Metcash Trading Limited. The options are offered to all eligible employees and may be taken up at their election. The options cannot be transferred, will not be quoted on the Australian Stock Exchange and lapse on termination of employment.

In South Africa, there are two separate incentive schemes, namely, The Metro Share Incentive Scheme ("the scheme") and The 1999 Metro Share Incentive Scheme ("the 1999 scheme"). In terms of the scheme, shares and options to acquire shares were issued to eligible employees during 1994 and 1998 at R1.87 and R2.00 per share, respectively, to be taken up in various tranches. In terms of the 1999 scheme, options to acquire shares were issued, on various terms and conditions, to all eligible employees in April 2002 at a price of R1.82 per share, to be taken up in various tranches commencing April 2005. No options or shares under either scheme may be transferred and the rights thereto lapse on termination of employment.

20. EMPLOYEE BENEFITS *(continued)*

	R000
Present value of obligation	
Adoption of AC116 on 1 May 2001	89 981
Interest cost	14 918
Current service cost	7 937
Profit on curtailment	(26 516)
Closing balance at 30 April 2002	86 320
Income statement expense	
Current contributions	40 021
Interest cost	14 918
Current service cost	7 937
Profit on curtailment	(26 516)
	36 360

The profit on curtailment arose as a result of the reduction in members arising from store closures

Actuarial assumptions	
Continuation of membership at retirement	70%
Health care cost inflation	12%
Discount rate	15%
Normal retirement age	65
Fully eligible age	65

	R000
Adjustment against opening retained earnings	
Accrued post-retirement benefit obligation	89 981
Leave pay, bonuses and other benefits	76 465
	166 446
Deferred taxation	(49 934)
	116 512

In terms of AC116, the group has provided in full for all employee benefits.

21. BORROWING POWERS

In terms of the articles of association, the borrowing powers of the company are unlimited.

At 30 April 2002, the group had unutilised banking facilities of approximately R709 million (2001: R634 million).

R000	2002	2001
22. NOTES TO THE CASH FLOW STATEMENT		
22.1 Net cash generated by operations		
Operating income before interest paid	**889 725**	658 991
Depreciation of tangible and intangible assets	**225 842**	189 167
Surplus on disposal of tangible assets	**(2 680)**	(262)
Dividends received	**(5 949)**	(32)
Interest received	**(29 234)**	(30 199)
Profit on sale of investment	**—**	(69)
Net profit on sale of businesses	—	(42 072)
Other non-cash flow movements	**(6 687)**	(15 698)
Net cash generated by operations before working capital movements	1 071 017	759 826
Increase in inventories	**(410 571)**	(244 638)
Increase in accounts receivable	**(803 745)**	(355 016)
Decrease in accounts payable	**1 193 234**	141 960
Net cash generated by operations	**1 049 935**	302 132
22.2 Taxation paid		
Amounts outstanding at beginning of year	**(49 376)**	(30 463)
Amounts charged in income statement	**(248 978)**	(115 615)
Deferred taxation adjustments	**108 988**	34 292
Amounts outstanding at end of year	**86 714**	49 376
	(102 652)	(62 410)
22.3 Proceeds on disposal of businesses		
During the 2001 year, the Australian subsidiary disposed of a number of retail stores.		
Cash consideration received	**17 697**	69 357
During the 2001 year, the Australian subsidiary disposed of the net assets of John Lewis Food Services.		
Cash consideration received	**280 319**	—
Cash consideration received on sale of investment in Israeli operations	**266 381**	—
Total cash consideration received on disposal of businesses	**564 397**	69 537

R000	2002	2001
22.4 Deconsolidation of Zimbabwe operation		
Details of the assets and liabilities deconsolidated at 1 May 2001 are as follows –		
Tangible assets	**6 374**	—
Net working capital	**7 091**	—
Deferred taxation	**(666)**	—
Taxation liability	**(9 155)**	—
Carrying value written off	**(19 407)**	—
Cash at bank	**(15 763)**	—
22.5 Net cash resources		
Cash and cash equivalents	**808 415**	307 562
Bank borrowings	**(268 444)**	(160 494)
Current portion of long term liability	**(171 729)**	—
	368 242	147 068

23. CHANGE IN ACCOUNTING POLICIES

During 2002, the group adopted AC107 – Events after balance sheet date and AC116 – Employee benefits. The adoption of AC107 had no impact on the financial statements and the disclosure of the adjustments on the adoption of AC116 are shown in note 20.

24. COMPARATIVE INFORMATION

As a result of the deconsolidation of the Zimbabwe operation, which had a material effect on the group figures, the comparative amounts in the income statement and all related items contained in the notes to the annual financial statements have been restated.

The impact of the above on the balance sheet and cash flow statement was not material and consequently no restatement has been effected.

Company income statement
for the year ended 30 April 2002

R000	Note	2002	2001
Revenue	1	91	—
Exceptional item	2	—	(235 778)
Retained income/(loss) for the year		91	(235 778)

Company balance sheet
at 30 April 2002

R000	Note	2002	2001
ASSETS			
Non-current assets			
Interest in subsidiary companies	3	845 176	845 255
Loans receivable	4	155 131	155 131
Total assets		1 000 307	1 000 386
EQUITY AND LIABILITIES			
Shareholders' equity			
Stated capital	5	1 481 922	1 431 517
Reserves	6	(481 615)	(431 131)
Total equity and liabilities		1 000 307	1 000 386

Company cash flow statement
for the year ended 30 April 2002

R000	Note	2002	2001
Cash generated by operations	7	91	—
Dividends paid	7	—	(43 306)
Cash flows from operating activities		91	(43 306)
Cash flows from financing activities		(91)	43 306
Net proceeds of share issue		(170)	457 394
Increase in loans to subsidiary companies		79	(414 088)
Net change in cash resources		—	—

Company statement of changes in shareholders' equity
for the year ended 30 April 2002

	Number of ordinary shares 000	Ordinary stated capital R000	Non-distributable reserves R000	Distributable reserves R000	Capital and reserves R000
Balance – April 2001	1 685 846	1 431 517	250	(431 381)	1 000 386
Income for year	—	—	—	91	91
Share issue expenses	—	(170)	—	—	(170)
Capitalisation award	21 916	50 575	—	(50 575)	—
Balance – April 2002	**1 707 762**	**1 481 922**	**250**	**(481 865)**	**1 000 307**
Balance – April 2000	1 246 626	798 332	250	(169 834)	628 748
Loss for year	—	—	—	(235 778)	(235 778)
Issue of ordinary shares – for cash	364 104	473 336	—	—	473 336
Issue of ordinary shares – non-cash	52 108	150 022	—	—	150 022
Share issue expenses	—	(15 942)	—	—	(15 942)
Capitalisation award	23 008	25 769	—	(25 769)	—
Balance – April 2001	1 685 846	1 431 517	250	(431 381)	1 000 386

R000	2002	2001
1. REVENUE		
Revenue comprises interest received.		
2. EXCEPTIONAL ITEM		
Provision against recoverability of loans to Employee Share Incentive Trusts	—	(235 778)
3. INTEREST IN SUBSIDIARY COMPANIES		
Shares at cost	**1 423 226**	1 133 256
Loans receivable	**111 661**	252 202
Loans payable	**(689 711)**	(540 203)
	845 176	845 255
These loans are interest free and have no fixed terms of repayment. Details are provided in the annexure on page 58.		
4. LOANS RECEIVABLE		
Employee Share Incentive Trusts net of provision against recoverability. The loans are interest free and have no fixed terms of repayment	**155 131**	155 131
5. STATED CAPITAL		
Authorised		
2 000 000 000 ordinary shares of no par value (2001: 2 000 000 000).		
Issued		
1 707 762 018 ordinary shares of no par value (2001: 1 685 846 211).		
Balance at beginning of year	**1 431 517**	798 332
Issued during the year	**50 575**	649 127
	1 482 092	1 447 459
Share issue expenses	**(170)**	(15 942)
Balance at end of year	**1 481 922**	1 431 517
The unissued shares are under the control of the directors until the forthcoming annual general meeting.		

R000	2002	2001

6. RESERVES

	2002	2001
Non-distributable reserve		
Capital redemption fund	**250**	250
Distributable reserve		
Accumulated loss	**(481 865)**	(431 381)
Balance at beginning of year	**(431 381)**	(169 834)
Income/(loss) for year	**91**	(235 778)
Capitalisation award	**(50 575)**	(25 769)
	(481 615)	(431 131)

7. NOTES TO THE CASH FLOW STATEMENT

	2002	2001
Cash generated by operations		
Operating income/(loss)	**91**	(235 778)
Non-cash flow item	**—**	235 778
	91	—

8. CONTINGENT LIABILITY

	2002	2001
Guarantee for loan extended to subsidiary company for the acquisition of Metcash Trading Limited, Australasia	**898 715**	783 444

Interest in subsidiary companies
at 30 April 2002

DOMICILE

Incorporated in the Republic of South Africa unless otherwise stated.

	Shares at cost		Loans		Issued share capital	Nature of business
DIRECTLY OWNED (100%)	**2002 R000**	2001 R000	**2002 R000**	2001 R000	R	
Metcash Africa (Pty) Limited	**—**	—	**14 427**	—	1	H
Metcash Aviation (Pty) Limited	**46**	46	**6 963**	—	1	D
Metcash S.A. Limited	**2**	2	**(689 711)**	(537 050)	1	F
Metro Management Services (Pty) Limited	**—**	—	**90 271**	(3 153)	2	H
Pinnacle Holdings Limited (Domicile 8)	**1 423 178**	1 133 208	**—**	252 202	1 133 210 114	F
	1 423 226	1 133 256	**(578 050)**	(288 001)		
Loans receivable			**111 661**	232 202		
Loans payable			**(689 711)**	(540 203)		

INDIRECTLY OWNED	Domicile	Issued share capital	Effective holding* %	
April Cosmetic Chain Limited	5	NIS100	100	B
Australian Liquor Marketers Proprietary Limited	1	A$21 000 000	100	A
Bloch Supermarkets (Pty) Limited		R131	100	B
Far Eastern Zimbabwe Holdings Limited	4	HK$20 000	100	F
Fez Investments Limited	4	HK$2	100	F
Fez Wholesalers Limited	4	HK$2	100	F
Frasers Ncedisizwe Limited		R75 000	81	A
Frasmet (Pty) Limited	2	P100 000	100	F
Ian Fraser Limited	7	M500 000	98	F
Jack Yudelman Lesotho Wholesalers (Pty) Limited	7	M10	100	A
Jandu Investments (Pty) Limited		R7	100	F
J W Jagger Wholesalers (Private) Limited	13	Z$580 000	100	A
Larc Properties (Pty) Limited	2	P2	100	C
Mafeteng Wholesalers (Pty) Limited	7	M100	100	A
Mashbir Food Limited	5	NIS3 248 650	100	A
Metcash Far East Holdings Limited	9	US$2	100	F
Metcash Finance Limited	9	US$2	100	G
Metcash Investment Holdings Limited	9	US$2	100	F
Metcash Trading Limited		R2	100	A
Metcash Trading Limited, Australasia	1	A$561 843 000	64	A & B
Metcash Trading (Namibia) (Pty) Limited	10	N$20 000	100	A
Metkoor Limited	5	NIS2	100	F
Metro Botshabelo Limited		R100 000	100	A
Metro Cash and Carry (Bophuthatswana) Limited		R100 000	100	C
Metro Cash and Carry (Botswana) (Pty) Limited	2	P2	100	F
Metro Cash and Carry (Kenya) Limited	6	Kshs12 000 000	100	A
Metro Cash and Carry (Uganda) Limited	14	US$1 000 000	100	A
Metrotracoc (Pty) Limited		R1 000 000	100	A
Metro Management Kenya Limited	6	Kshs100 000	100	G
Metro Lesotho (Pty) Limited	7	M50 000	100	A
Metro Qwa Qwa Limited		R100 000	63	A
Metro Venda Limited		R600 000	100	C
Nolans Wholesale Limited	7	M60 000	98	A
Quithing Cash & Carry (Pty) Limited	7	M4 000	51	A
Sino African Limited	3	US$4	100	F
Soetensteeg 2-61 Exploitatiemaatschappij BV	11	NLG40 000	100	F
SW United Agency (Pty) Limited	10	N$100 000	100	F
Trador Cash & Carry (Transkei) Limited		R4 000	100	A
Trador Properties (Pty) Limited		R1	100	C
Wickson Corporation NV	12	US$6 000	100	F

**There has been no change during the year save for the change in effective holding in Metcash Trading Limited, Australasia, resulting from the acquisition of additional shares and conversion of preference shares in that company and the change in interests in April Cosmetic Chain Limited and Mashbir Food Limited from 50% to 100% owned.*

Index – Registered in foreign countries

1. Australia 2. Botswana 3. Cook Islands 4. Hong Kong 5. Israel 6. Kenya 7. Lesotho 8. Liberia 9. Mauritius 10. Namibia 11. Netherlands 12. Netherlands Antilles 13. Zimbabwe 14. Uganda

Index – Nature of business of subsidiary companies

A. Wholesale operations B. Retail operations C. Property D. Aircraft charter E. Liquor outlet F. Investment holding G. Finance H. Management services

Note: General information in respect of subsidiary companies as required in terms of the Companies Act is set out in respect of only those subsidiary companies, the financial position or results of which are material for a proper appreciation of the affairs of the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiary companies would entail expense out of proportion to the value to members. Information in respect of all subsidiary companies is available for inspection at the registered office.

Interest in trading managed associated companies
at 30 April 2002

	Number of shares
Frasers Cash & Carry (Maluti) (Pty) Limited	500
Jetro Zimbabwe (Pvt) Limited (49%)	15 680
Metcorp (Hong Kong) Limited	396 205
Metro Cash & Carry Holdings (Swaziland) (Pty) Limited	500
Metpress Zambia Limited	250
Metro Sefalana Cash & Carry Limited (42%)	8 435 000
Metro Lebowa Limited	1 000 000
Metspan International Limited	390 000
People's Trading Centre Limited	1 500 000

All the above companies are 50% owned unless otherwise stated

Interest in associated company
at 30 April 2002

	Number of shares
Produce Traders Trust	495 000

The above company is 40% owned (2001: 50%)

Information relating to the Metro Share Incentive Schemes
for the year ended 30 April 2002

	2002	2001
SHARES		
Number of shares allocated to employees	**61 183 542**	63 552 340
Number of unallocated shares in the Metro Share Incentive Schemes	**31 276 290**	26 744 936
Number of shares subject to the schemes	**92 459 832**	90 297 276
Number of shares released to employees and paid in full	**(244 402)**	(234 150)

The shares were allocated to employees at prices ranging from R1.82 to R2.00, and will vest in tranches, over the period up to and including 2008.

	2002	2001
OPTIONS		
Opening balance	**8 694 850**	9 044 500
Granted to employees during year	**—**	—
Exercised during year	**(147 600)**	—
Expired during year	**(991 550)**	(349 650)
Closing balance	**7 555 700**	8 694 850

The options were issued in accordance with the terms and conditions of the Metro Share Incentive Scheme, at a price of R2.00 per share, and are exercisable in tranches over the period up to and including 2008.

	2002	2001
Options over ordinary shares in Metcash Trading Limited, Australasia		
Opening balance	**27 034 500**	22 055 500
Issued during year	**15 797 150**	4 979 000
Exercised during year	**(7 350 160)**	—
Expired during year	**(2 194 540)**	—
Closing balance	**33 286 950**	27 034 500

The options may be exercised in tranches at prices ranging between A$0.431 to A$1.656 over the period March 2002 to January 2007. The exercise of options by executive directors is subject to the attainment of pre-determined targets.

Analysis of shareholders at 30 April 2002

	Number of shareholders	%	Number of shares	%
SIZE OF SHAREHOLDING				
1 – 2 500	6 777	68.85	1 852 898	0.11
2 501 – 5 000	764	7.76	1 088 459	0.07
5 001 – 25 000	1 346	13.67	3 306 993	0.19
25 001 – 50 000	222	2.26	1 035 887	0.06
50 001 – 500 000	433	4.40	6 849 162	0.40
500 001 and over	301	3.06	1 693 628 619	99.17
	9 843	100.00	1 707 762 018	100.00

According to the records of the company, shareholders registered as holding 5% or more of the company's shares at 30 April 2002 are as follows –

Nedcor Nominee Holdings	589 973 711	34.55
SCMB Custody Account	435 176 094	25.48
RMBAM Account Number 3	187 121 415	10.96
First National Nominees (Proprietary) Limited	127 672 047	7.48
ABSA Nominees (Proprietary) Limited	116 985 342	6.85
Liberty Life Association of Africa Limited	89 010 864	5.21
PIC Equity	86 171 959	5.05

PUBLIC AND NON-PUBLIC SHAREHOLDERS

Category	Number of shareholders	Number of shares	%
Public shareholders	9 821	1 586 227 350	92.89
Non-public shareholders			
Directors*	11	39 348 340	2.30
The Metro Share Incentive Schemes	2	82 186 328	4.81
	9 834	1 707 762 018	100.00

**Includes shares subject to call option arrangement*

Shareholders' diary

APRIL	End of financial year
JUNE	Profit announcement
JULY	Publication of annual report
SEPTEMBER	Annual general meeting
DECEMBER	Interim report

Notice to members

Notice is hereby given that the fifty-fifth annual general meeting of Metro Cash and Carry Limited ("the company") will be held at the head office of the company, First Floor, 33 Scott Street, Waverley, Johannesburg, at 10h00 on Wednesday, 18 September 2002, for the following purposes –

1. **Adoption of financial statements**

   To consider and adopt the annual financial statements for the year ended 30 April 2002.

2. **Election of directors**

   To elect directors in place of Messrs J L Grainger, B Joseph, D Kashuv, L M Mathabathe and G B Rubenstein who retire in terms of the articles of association and being eligible, offer themselves for re-election.

3. **Special business**

   To consider, and, if deemed fit, pass, with or without modification, the following resolutions as ordinary resolutions –

   Ordinary resolution number 1

   "RESOLVED THAT, subject to the requirements of the JSE Securities Exchange South Africa and to sections 221 and 222 of the Companies Act, 1973, as amended, all the unissued ordinary shares of the company be placed under the control of the directors of the company who are authorised, in their discretion, to allot and issue such shares on such terms and conditions as and when they deem fit."

   Ordinary resolution number 2

   "RESOLVED THAT, subject to not less than 75% of shareholders present in person or by proxy and entitled to vote at the annual general meeting at which this ordinary resolution is to be considered, voting in favour thereof, the directors of the company be and are hereby authorised, by way of a general authority, to issue all or any of the authorised but unissued ordinary shares in the capital of the company for cash as they in their discretion deem fit, subject to the following limitations –

   1 the authority will not extend beyond the later of either the date of the annual general meeting of the company in respect of its financial year ended 30 April 2003 or the date of the expiry of fifteen months from the date of this resolution;

   2 issues in terms of this authority will not exceed 15% in the aggregate of the shares of that class in the company's issued share capital in any one financial year;

   3 the maximum discount at which shares may be issued is 10% of the weighted average traded price of the shares in question over the thirty business days prior to the date that the price of the issue is determined or agreed by the directors;

   4 any such issue will only be made to public shareholders and not to related parties as defined by the JSE Securities Exchange South Africa, and must be of a class already in issue."

4. **Other business**

   To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies, who need not be members of the company, to attend and speak and, on a poll, vote in his stead.

A form of proxy is attached for use by certificated members and dematerialised members with own name registration who cannot attend the meeting and wish to be represented thereat. The form of proxy must reach the registered office of the company at least forty-eight hours before the meeting, i.e. by not later than 10h00 on Monday, 16 September 2002.

Members whose shares have been dematerialised must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the meeting and obtain the necessary authorisation from the CSDP or broker to attend the meeting, or provide the CSDP or broker with voting instructions should they not be able to attend the meeting in person.

By order of the board

P M Gishen (Miss)
Group company secretary

Johannesburg
31 July 2002

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

SECRETARY AND REGISTERED OFFICE

P M Gishen (Miss)
First Floor
33 Scott Street
Waverley
Johannesburg 2090

(PO Box 1970, Highlands North 2037)

Website: www.metro.co.za

TRANSFER OFFICES

Ordinary shares

Computershare Investor Services Limited
11 Diagonal Street
Johannesburg 2001

(PO Box 1053, Johannesburg 2000)

Depository shares

Bankers Trust Company
Winchester House
1 Greater Winchester Street
London EC2N 2DB

and

4 Albany Street
New York
New York 10006

METRO SHARE LISTINGS

Ordinary shares

JSE Securities Exchange South Africa

Depository shares

Luxembourg Stock Exchange

AUDITORS

Ernst & Young
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196

(PO Box 2322, Johannesburg 2000)

BANKERS

First National Bank, a division of First Rand Bank Limited

The Standard Bank of South Africa Limited

ABSA Bank Limited

ATTORNEYS

Fluxmans Inc
Fourth Floor
Allianz House
33 Baker Street
Rosebank
Johannesburg 2196

(Private Bag X41, Saxonwold 2132)

SPONSOR

Rand Merchant Bank Corporate Finance
(a division of FirstRand Bank Limited)
1 Merchant Place
corner Fredman Drive & Rivonia Road
Sandton 2196

(PO Box 786273, Sandton 2146)

Form of proxy

Metro Cash and Carry Limited

(Registration number 1946/021315/06)

Annual general meeting of members

I/We ______________________________

of ______________________________

being a member/members of the abovementioned company, and entitled to [Number of votes] (1 share = 1 vote) hereby appoint

____

of ______________________________

or failing him, the chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the company to be held on 18 September 2002 and at any adjournment thereof. (Please indicate with an "X" in the appropriate spaces how you wish your votes to be cast. Unless this is done, the proxy will be deemed to have been authorised to vote as he thinks fit.)

	For	Against	Abstain
1. Adoption of annual financial statements			
2. Re-election of directors –			
J L Grainger			
B Joseph			
D Kashuv			
L M Mathabathe			
G B Rubenstein			
3. Place unissued shares under the control of the directors			
4. Provide the directors with a general mandate to issue shares for cash, subject to certain specific requirements laid down by the JSE Securities Exchange South Africa			

Signed this ______________ day of ______________ 2002

____

Signature of member

NOTES

1. This proxy form must be signed and the date filled in thereon when signing. The proxy form must reach the company at least forty-eight hours before the meeting.
2. If the proxy is signed under power of attorney, such power of attorney, unless previously registered with the company, must accompany it, failing which the proxy cannot be used at the meeting.
3. Each member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (who need not be a member) to attend, speak and vote in his stead.

Metro